Filed by Valentis, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Valentis, Inc.
Commission File No. 333-140443

Valentis, Inc.

Ben McGraw

(650) 697-1900 x210

IR@valentis.com

Valentis’ Common Stock To Be Quoted on the NASD’s Over-The-Counter Bulletin Board

BURLINGAME, Calif., June 20 /PRNewswire-FirstCall/ — Valentis, Inc. (OTC: VLTS - News) announced today that on June 19, 2007, Empire Financial Group, Inc., a market-making firm, received notification from the National Association of Securities Dealers, Inc.’s OTC Compliance Unit confirming that the OTC Compliance Unit had cleared Empire’s request to enter quotations for Valentis’ common stock on the NASD’s Over-The-Counter Bulletin Board.

Upon completion of the proposed merger between Valentis and Urigen N.A., Inc., the parties to the merger anticipate that the combined company’s common stock will continue to be quoted on the Over-The-Counter Bulletin Board.

Where to Find Additional Information about the Proposed Merger

In connection with the proposed merger, Valentis filed with the SEC an amended registration statement on Form S-4 that contains a joint proxy statement/prospectus, which amended registration statement has been declared effective by the SEC. Investors and security holders of Valentis and Urigen are urged to read the joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger (when they become available) because they contain or will contain important information about Valentis, Urigen and the proposed merger transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Valentis with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Valentis by contacting Valentis Investor Relations at ir@valentis.com, via telephone at (650) 697-1900 or via Valentis’ website at www.valentis.com. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant materials (when they become available) before making any voting or investment decision with respect to the proposed merger transaction.

Participants in the Solicitation

Valentis and its directors and executive officers and Urigen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Valentis and Urigen in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus referred to above.

About Valentis

Valentis is a biotechnology company that was engaged in the development of innovative products for PAD. On July 11, 2006, Valentis announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD. Additional information about Valentis can be found at www.valentis.com.

About Urigen

Urigen is a specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products for urological disorders. Urigen’s two lead programs target significant unmet medical needs and major market opportunities in urology. Urigen’s URG101 project targets chronic pelvic pain of bladder origin which affects approximately 10.5 million men and women in North America. Urigen’s URG301 project targets acute urgency in patients diagnosed with an overactive bladder, another major unmet need that is insufficiently managed by presently available overactive bladder drugs. URG301 is a proprietary dosage form of an approved drug that is locally delivered to control urinary urgency. For further information, please visit Urigen’s website at http://www.urigen.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Valentis has based these forward-looking statements on current expectations, assumptions, estimates and projections. While Valentis believes that these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond its control. In particular, these risks and uncertainties include, without limitation, the risk that Valentis may not be able to complete the proposed merger transaction with Urigen and the risk that the combined company’s common stock following completion of the proposed merger may not continue to be quoted on the Over-The-Counter Bulletin Board. These and other important factors, including those discussed in the amended registration statement on Form S-4, filed by Valentis with and declared effective by the SEC, may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, investors and securityholders are cautioned not to place undue reliance on such forward-looking statements. Valentis does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.